INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

DECEMBER 31, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of Cypherpunk Holdings Inc. were prepared by management in accordance with International Financial Reporting Standards. The most significant of these standards have been set out in the note 2 of these interim condensed consolidated financial statements. Any applicable changes in accounting policies have also been disclosed in these financial statements. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2023.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officers, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2023.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity's auditor.

CYPHERPUNK HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	December 31,	September 30,
	2023	2023

Assets
Current Assets
Cash and cash equivalents (note 3)	$1,940,949	$1,927,280
Receivables and prepaid expenses (note 4)	107,609	117,138
	2,048,558	2,044,418

Cryptocurrencies pledged as collateral (note 5 and 6)	5,680,339	-
Cryptocurrencies (note 6)	6,437,583	7,852,418
Investments (note 7)	9,113,130	6,464,119
Other assets (note 8)	52,236	60,145
Deferred tax asset (note 17)	633,145	633,145
	$23,964,991	$17,054,245

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (note 9 and 14)	$172,892	$226,476
	172,892	226,476

Shareholders' Equity
Capital stock (note 10)	17,864,782	17,864,782
Reserves	17,707,122	17,669,046
Accumlated other comprehensive income (loss)	4,082,632	(196,846)
Accumulated deficit	(15,862,437)	(18,509,213)
	23,792,099	16,827,769
	$23,964,991	$17,054,245

Nature of operations and going concern (note 1)

Subsequent events (note 20)

SIGNED ON BEHALF OF THE BOARD

(Signed) "Rubsun Ho"	(Signed) "Moe Adham"
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(EXPRESSED IN CANADIAN DOLLARS)

Three months ended December 31,	2023	2022

Income (loss)
Unrealized gain (loss) on investments (note 7)	$2,649,011	$(471,116)
Realized gain (loss) on investments (note 7)	270,661	(707,649)
Other income	10,451	42,677
Dividend income	2,613	3,867
Realized gain on disposition of assets (Note 8)	-	536,633

	2,932,736	(595,588)

Expenses
Consulting fees (note 13)	106,360	116,914
Professional fees (note 13)	44,466	155,299
Foreign exchange loss	44,217	190,931
General and administrative	39,407	86,310
Stock-based compensation (notes 11 and 13)	38,076	141,806
Director fees (note 13)	10,298	15,000
Amortization (note 8)	7,909	47,110

	290,733	753,370

Income (loss) for the period	2,642,003	(1,348,958)

Other comprehensive income

Items that may be reclassified to profit or loss	4,279,478	-

Items that will not be reclassified to profit or loss	4,773	-

Total comprehensive income (loss)	$6,926,254	$(1,348,958)

Earnings (loss) per share - basic and diluted	$0.02	$(0.01)

Weighted average number of shares outstanding - basic and diluted	152,067,183	160,070,718

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

				Accumulated
				Other
	Common	Capital		Comprehensive	Retained
	Shares	Stock	Reserves	Income	Deficit	Total

Balance, September 30, 2022	160,070,718	$18,572,547	$17,238,101	$-	$(12,226,885)	$23,583,763

Stock-based compensation (note 11)	-	-	141,806	-	-	141,806
Net loss for the period	-	-	-	-	(1,348,958)	(1,348,958)

Balance, December 31, 2022	160,070,718	$18,572,547	$17,379,907	$-	$(13,575,843)	$22,376,611

Stock-based compensation (note 11)	-	-	289,139	-	-	289,139
Purchase of shares for cancellation (note 10)	(8,003,535)	(707,765)	-	-	-	(707,765)
Net loss for the period	-	-	-	-	(4,933,370)	(4,933,370)
Items that may be reclassified to profit or loss	-	-	-	(196,846)	-	(196,846)

Balance, September 30, 2023	152,067,183	$17,864,782	$17,669,046	$(196,846)	$(18,509,213)	$16,827,769

Stock-based compensation (note 11)	-	-	38,076	-	-	38,076
Net income for the period	-	-	-	-	2,642,003	2,642,003
Items that may be reclassified to profit or loss	-	-	-	4,284,251	-	4,284,251
Items reclassified to retained earnings	-	-	-	(4,773)	4,773	-

Balance, December 31, 2023	152,067,183	$17,864,782	$17,707,122	$4,082,632	$(15,862,437)	$23,792,099

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

Three months ended December 31,	2023	2022

Cash and cash equivalents (used in) provided by:

Operating activities
Income (loss) for the period	$2,642,003	$(1,348,958)

Adjustments for:
Unrealized (gain) loss on investments	(2,649,011)	707,649
Realized loss (gain) on investments		(536,633)
Stock-based compensation	38,076	141,806
Asset impairment	-	2,837
Interest	-	15,688
Foreign exchange loss	-	190,931
Amortization of assets sold	-	263,895
Amortization	7,909	47,110

Net change in non-cash working capital items:
Receivables and prepaid expenses	9,529	(3,893)
Treasury management assets	-	60,037
Accounts payable and accrued liabilities	(53,584)	(39,862)
Cash used in operating activities	(5,078)	(499,393)

Investing activities
Proceeds from sale of cryptocurrencies	18,747	3,035
Proceeds from sale of assets	-	1,172,863
Sale/redemption of investments	-	1,591,591
Cash used in investing activities	18,747	2,767,489
Change in cash and cash equivalents	13,669	2,268,096
Cash and cash equivalents, beginning of the period	1,927,280	18,537,221
Cash and cash equivalents, end of the period	$1,940,949	$20,805,317

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

Cypherpunk Holdings Inc. (the "Company" or "Cypherpunk") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL".

The Company's business plan is based on its investment thesis that there will be increasing demand for technologies and cryptocurrencies with strong privacy, self-sovereignty, and digital property rights (the "Thesis"). Cypherpunk executes its Thesis through three lines of effort: (1) Treasury management and diversified yield generation - a core holding of crypto currencies supported with risk management strategies to reduce volatility, and lending, staking and liquidity provisioning to generate yield; (2) Private equity focused on early stage companies in the privacy, gaming, DeFi and blockchain sectors; and (3) Active investments to generate yield including bitcoin mining. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 16). Additionally, during the three months ended December 31, 2023, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared and presented on a going concern basis. The Company has sufficient cash and cash equivalents and other assets to supports its operations for the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the IFRS Interpretations Committee. These unaudited interim condensed consolidated financial statements for the three month period ending December 31, 2023 (the "Interim Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these Interim Statements are based on IFRSs issued and outstanding as of February 29, 2024, the date the Board of Directors approved the Interim Statements. The same accounting policies and methods of computation are followed in these Interim Statements as compared with the most recent audited annual financial statements as at and for the year ended September 30, 2023. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2024 could result in restatement of these Interim Statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

3. CASH AND CASH EQUIVALENTS

The balance consists of funds in cash and banks immediately available for use in the Company's operations. There were no restricted balances at December 31, 2023 and September 30, 2023.

	December 31,	September 30,
	2023	2023
Cash in banks	$1,940,949	$1,927,280
	1,940,949	$1,927,280

4. RECEIVABLES AND PREPAID EXPENSES

The balances are comprised as follows:

	December 31,	September 30,
	2023	2023
Prepaid expenses	$36,365	$54,477
Harmonized sales tax	71,244	62,661
	$107,609	$117,138

5. TREASURY MANGEMENT INVESTMENTS

During the quarter ended December 31, 2023 the Company resumed its treasury management investment strategy to generate income on its cryptocurrency assets, previously executed during the year ended September 30, 2022. As at the date hereof, the treasury management investment strategy involves selling covered European call options (each, an "Option") on OTC markets. During the three months ended December 31, 2023, the Company transferred 50 Bitcoin to each of Zerocap Pty Ltd. ("Zerocap") and Wintermute Trading Ltd. ("Wintermute") to use as collateral. The Company recognizes premium income upon the sale of an Option. In the event the Option expires in-the-money, the Company's underlying Bitcoin used as collateral to sell the Option are sold at the strike price of the Option. There were no Options written during the year ended September 30, 2023. The active treasury management trades at December 31, 2023 are as follows:

Trading	Option	Bought/		Crypto-		Strike	Premium	Bitcoin
Platform	type	Sold	Trade Date	currency	Expiry	(USD)	(Bitcoin)	Pledged
Zerocap Pty Ltd.	Call	Sold	29-Dec-23	Bitcoin	12-Jan-24	$51,000	0.20800	50.73
Wintermute Trading Ltd	Call	Sold	29-Dec-23	Bitcoin	12-Jan-24	$52,000	0.27410	50.40

Total

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

6. CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Bitcoin	216.78	$6,097,183	$8,251,638	$12,117,922
Balance at December 31, 2023		$6,097,183	$8,251,638	$12,117,922

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Bitcoin	215.37	$6,038,069	$8,172,065	$7,852,418
Balance at September 30, 2023		$6,038,069	$8,172,065	$7,852,418

(a) The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.

The activity of the Company's cryptocurrencies, excluding the 101.61 Bitcoin posted as collateral (50.94 Bitcoin at Zerocap and 50.67 Bitcoin at Wintermute, including premium on active trades), for the three months ended December 31, 2023 and the year ended September 30, 2023 is as follows is as follows:

Balance at September 30, 2022	$3,035
Cash purchases	8,120,383
Cash sales	(19,620)
Investment income received in cryptocurrencies	31,625
Dividend income received in cryptocurrencies	36,642
Change in fair value	(319,647)

Balance at September 30, 2023	$7,852,418
Cash purchases	-
Cash sales	(18,747)
Gain of cash sales	4,773
Investment income received in cryptocurrencies	9,278
Cryptocurrencies posted as collateral	(3,646,063)
Change in fair value	2,235,924

Balance at December 31, 2023	$6,437,583

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

The activity of the Company's cryptocurrencies posted as collateral (note 5) for the three months ended December 31, 2023 and year ended September 30, 2023, is as follows:

Balance at September 30, 2022 and September 30, 2023	$-
Cryptocurrencies post as collateral	3,646,063
Investment income received in cryptocurrencies	85,335
Change in fair value	1,948,941
Balance at December 31, 2023	$5,680,339

7. INVESTMENTS

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

		December 31,		September 30,
	Quantity	2023	Quantity	2023
Animoca Brands Corporation Limited (a)	9,090,909	$7,795,533	9,090,909	$5,120,897
Chia Network Inc. (b)	19,860	358,953	19,860	366,932
GOAT Gaming Pte Ltd. (c)	176,470	-	176,470	-
ISLA Digital Strategies SP (d)	-	-	-	-
Lucy Labs Flagship Offshore Fund SPC (e)	500	-	500	-
NGRAVE.IO (f)	138,966	82,799	138,966	80,976
Streetside Development, LLC (g)	1,429	119,979	1,429	122,646
zkSNACKS Limited - Shares (h)	4,500	755,866	4,500	772,668
		$9,113,130		$6,464,119

(a) During the year ended September 30, 2023, the Company purchased 9,090,909 shares of Animoca Brands Corporation Limited ("Animoca") at a cost of AUD $1.10 ($1.04 CAD) per share for a total cost of AUD $10,000,000 ($9,434,917 CAD). At December 31, 2023 the Company determined the fair value of its Animoca shares was $7,795,533 (September 30, 2023 - $5,120,897) recognizing an unrealized gain of $2,674,636 in the Interim Statements (2022 - $nil).

(b) During the year ended September 30, 2021, pursuant to the Company's Simple Agreement for Future Equity ("SAFE") investment in Chia Network Inc. ("Chia"), the Company received 19,806 shares of Series B Stock priced at US$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of US$21.21. Based on a review of the financial status of Chia as at September 30, 2023, management estimated Chia's fair market value per share to be $17.98 (US$13.30), the Company wrote its investment Chia down by $2,558 (2022 - $188,231) to a value of $366,932 (2022 - 369,490) in the consolidated statements of comprehensive income. The Company determined the fair value of its Chia shares was $358,953 as at December 31, 2023 recognizing an unrealized loss of $7,979 in the Interim Statements (2022 - $nil).

(c) During the year ended September 30, 2022 the Company acquired 176,470 subscription shares of GOAT Gaming Pte Ltd. ("GOAT") for consideration of US$200,000 priced at US$1.13333 per subscription share ($252,695). The Company's management determined that as at September 30, 2023 and 2022, the fair value of GOAT was $nil, and recognized a realized loss of $252,695 in the consolidated statements of comprehensive income for the year ended September 30, 2022.

(d) During the year ended September 30, 2022, the Company invested US$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833 Class B common shares of the AB Digital Strategies Fund (the "Isla Shares") managed by UK FCA-regulated Isla Capital Ltd. ("Isla"). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the consolidated statements of comprehensive income. During the three months ended December 30, 2023 Isla sold its right to FTX bankruptcy claims (the "Claims"). As a result, the Company recognized a realized gain of $270,661 in its Interim Statements (2022 - a realized loss of $471,116) representing its pro rata share of the proceeds from Isla's sale of the Claims, which were received by the Company during the three months ended December 31, 2023.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

(e) During the year ended September 30, 2022, the Company invested $636,075 (US$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio ("Lucy Labs"). As at September 30, 2022, the Company determined that the fair value of Lucy Labs was $707,649, recognizing an unrealized gain of $71,574 in the consolidated statements of comprehensive income. On November 11, 2022, FTX Trading Ltd. ("FTX") filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023 and does not expect to recover any amounts from this investment.

(f) During the year ended September 30, 2022, the Company's convertible loan to NGRAVE was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. Based on an independent valuation of NGRAVE dated September 30, 2023, that estimated the fair value of NGRAVE to be C$80,976 (2022 - $148,419) as at September 30, 2023, the Company recognized an unrealized loss of $67,443 (2022 - $107,692) on its NGRAVE investment in the consolidated statements of comprehensive income. The Company determined the fair value of its NGRAVE shares was $82,799 as at December 31, 2023 recognizing an unrealized gain of $1,823 in the Interim Statements (2022 - $nil).

(g) Based on an independent valuation of Streetside Development, LLC dated September 30, 2023 that estimated the fair value of Streetside to be $122,646 (2022 - $126,516) as at September 30, 2023, the Company recognized an unrealized loss of $3,870 (2022 - $nil) on its Streetside investment in the consolidated statements of comprehensive income. The Company determined the fair value of its Streetside shares was $119,979 as at December 31, 2023 recognizing an unrealized loss of $2,667 in the Interim Statements (2022 - $nil).

(h) Based on an independent valuation of zkSNACKS Limited dated September 30, 2023 that estimated the fair value of zkSNACKS to be $772,668 (2022 - $445,028) as at September 30, 2023, the Company recognized an unrealized gain of $327,641 (2022 - $nil) on its zkSNACKS investment in the consolidated statements of comprehensive income. The Company determined the fair value of its Streetside shares was $755,866 as at December 31, 2023 recognizing an unrealized loss of $16,802 in the Interim Statements (2022 - $nil).

The activity of investments for the three months ended December 31, 2023 and the year ended September 30, 2023 is as follows:

Balance, September 30, 2022	$3,859,808
Cash purchases	9,434,917
Proceeds from sales	(1,591,591)
Realized loss on sale of investments	(1,178,765)
Net unrealized loss on investments	(4,060,250)
Balance, September 30, 2023	$6,464,119
Net unrealized gain on investments	2,649,011
Balance, December 31, 2023	$9,113,130

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

8. OTHER ASSETS

The balances are comprised as follows:

	December 31,	September 30,
	2023	2023
Cryptocurrency mining assets (a)	$52,236	$60,145
Intangible assets (b)	-	-
	$52,236	$60,145

(a) Cryptocurrency mining assets of $52,236 (September 30, 2023 - $60,145) represent the acquisition cost of 25 Bitmain S19J Pro miners (the "Equipment") purchased by the Company during the year ended September 30, 2022 for cash consideration of $376,819, net of accumulated amortization and other adjustments. The Equipment is leased to MineOn LLC, which hosts and operates the machines in Iowa, USA for Cypherpunk pursuant to a managed mining and profit sharing agreement. During the year ended September 30, 2022 the Company determined that the value of the Equipment had declined and an impairment charge of $215,802 was recorded at year end. The Equipment is amortized on a straight line basis from the date of acquisition over its estimated economic useful life of 5 years. During the three- months ended December 31, 2023 the Company recognized amortization expense of $7,909 (2022 - $7,909) for total accumulated amortization of $105,944 (2023 - $74,261).

(b) Intangible assets of $nil (September 30, 2023 - $nil) reflect the disposition of the Company's 24,576 IPv4 addresses (the "Intangible Assets"). The Intangible Assets were purchased by the Company during the year ended September 30, 2021 for cash consideration of $938,582. During the year ended September 30, 2023 the Company sold it Intangible Assets for gross proceeds of $1,172,863 and recognized a gain of $536,633 in the Consolidated Statement of Comprehensive Income. The intangible assets were being amortized on a straight line basis from the date of purchase over the estimated economic useful life of 5 years. During the three months ended December 31, 2023 the Company recognized amortization expense of $nil (2022 - $39,059), reflecting the disposition.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	December 31,	September 30,
	2023	2023
Trade accounts payable	$122,941	$107,025
Accrued liabilities	49,951	119,451
	$172,892	$226,476

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

10. CAPITAL STOCK

a) AUTHORIZED

Unlimited common shares with a par value of $nil.

b) ISSUED

Common Shares	Shares	Stated Value
Balance at September 30, 2021	159,970,718	$18,559,920
Warrants exercised	100,000	10,000
Fair value of warrants exercised	-	2,627
Balance at September 30, 2022	160,070,718	$18,572,547
Purchase of shares for cancellation	(8,003,535)	(707,765)
Balance at September 30, 2023 and December 31, 2023	152,067,183	$17,864,782

Pursuant to the terms of a normal course issuer bid (the "NCIB"), during the year ended September 30, 2023, the Company purchased and cancelled 8,003,535 shares.

On October 27, 2021, 100,000 shares were issued in connection with warrants exercised for $10,000. The original fair value of the warrants was $2,627 which amount was transferred from reserves to capital stock.

11. STOCK-BASED COMPENSATION

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years. The plan does not require any vesting period and the board of directors may specify a vesting period on a grant by grant basis.

On November 21, 2022, the Company issued 3,956,500 options for future services to a director and an officer to buy common shares at an exercise price of $0.10 per common share and expiring on November 21, 2027. The stock options vest 25% on each six month anniversary of the grant date, fully vesting on November 21, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.10, dividend yield 0%, expected volatility based on historical volatility of 161.6%, a risk free interest rate of 3.32%, and an expected life of 5 years. The fair value of the options was estimated at $369,925 on that grant date. During the three months ended December 31, 2023, 279,500 options were cancelled. As a result, $37,606 (2022 - $42,305) was recognized in the Interim Statements, representing the pro rata value of remaining options that had vested during the period.

On November 11, 2021, the Company issued 2,000,000 options for future services to a director and an officer to buy common shares at an exercise price of $0.24 per common share and expiring on November 11, 2026. The stock options vested 25% on each six month anniversary of the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.24, dividend yield 0%, expected volatility based on historical volatility of 207.72%, a risk free interest rate of 1.56%, and an expected life of 5 years. The fair value of the options was estimated at $470,600 on the grant date. During the year ended September 30, 2023, 2,000,000 options were cancelled. As a result, $nil (2022 - $nil) was recognized in the Interim Statements, representing the pro rata value of remaining options that had vested during the period.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

On October 7, 2021, the Company issued 1,000,000 options for future services to a director to buy common shares at an exercise price of $0.20 per common share and expiring on October 7, 2026. The stock options vest 25% on each six month anniversary of the grant date, fully vesting on October 7, 2023. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.20, dividend yield 0%, expected volatility based on historical volatility of 207.17%, a risk free interest rate of 1.49%, and an expected life of 5 years. The fair value of the options was estimated at $196,000 on the grant date, of which $470 (2022 - $15,326) was recognized Interim Statements, representing the pro rata value of remaining options that had vested during the period.

On July 7, 2021, the Company issued 8,900,000 options for future services to directors, officers, and consultants to buy common shares at an exercise price of $0.165 per common share and expiring on July 7, 2026. The stock options vest 25% on each six month anniversary of the grant date, fully vesting on July 7, 2023. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.165, dividend yield 0%, expected volatility based on historical volatility of 206.18%, a risk free interest rate of 0.78%, and an expected life of 5 years. The fair value of the options was estimated at $1,438,094 on the grant date. During the year ended September 30, 2023, and the three month period ended December 31, 2023, 2,000,000 and 1,000,000 options were cancelled, respectively. As a result, $nil (2022 - $68,790) was recognized in the Interim Statements, representing the pro rata value of options that had vested during the period.

On April 9, 2021, the Company issued 1,500,000 options for future services to an officer to buy common shares at an exercise price of $0.30 per common share and expiring on April 9, 2026. The stock options vest at 1/3 on the issue date, 1/3 on the first anniversary of the issue date and 1/3 on the second anniversary of the issue date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.25, dividend yield 0%, expected volatility based on historical volatility of 204. 96%, a risk free interest rate of 0.93%, and an expected life of 5 years. The fair value of the options was estimated at $366,213 on the grant date, of which $nil (2022 - $15,384) was recognized in Interim Statements, representing the pro rata value of options that had vested during the period.

The continuity of outstanding stock options for the three months ended December 31, 2023 and the year ended September 30, 2023 is as follows, is as follows:

		Weighted		Weighted
		average		average
	December 31,	exercise	September 30,	exercise
	2023	price	2023	price
Beginning balance	13,106,500	$0.18	14,050,000	$0.18
Granted	-	$0.10	3,956,500	$0.23
Cancelled	(1,279,500)	$0.00	(4,000,000)	($0.18)
Expired	-	$0.00	(900,000)	$0.00
Ending balance - outstanding	11,827,000	$0.16	13,106,500	$0.18

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

The detail of outstanding options at December 31, 2023 and September 30, 2023 is as follows:

	December 31,		Exercise	September 30,		Exercise
Expiry Date	2023	Exercisable	Price	2023	Exercisable	Price
August 28, 2025	600,000	600,000	$0.10	600,000	600,000	$0.10
December 1, 2025	250,000	250,000	$0.12	250,000	250,000	$0.12
April 9, 2026	1,500,000	1,500,000	$0.30	1,500,000	1,000,000	$0.30
July 7, 2026	4,800,000	4,800,000	$0.17	5,800,000	3,650,000	$0.17
October 7, 2026	1,000,000	1,000,000	$0.20	1,000,000	500,000	$0.20
November 21, 2027	3,677,000	1,838,500	$0.10	3,956,500	989,125	$0.10
Ending balance - outstanding	11,827,000	9,988,500		13,106,500	6,989,125

At December 31, 2023, 9,988,500 options were exercisable at a weighted average price of $0.17 per share (September 30, 2023 - 6,989,125 at $0.17). The weighted average life of the outstanding options is 1.67 years (September 30, 2023 - 1.9 years).

12. WARRANTS

In connection with a private placement completed on March 24, 2021, the Company issued 14,705,883 warrants exercisable within 36 months at a price of $0.395 per share. The warrants were assigned a fair value of $2,443,637 using the Black- Scholes option pricing model with the following assumptions: share price $0.285, dividend yield 0%, expected volatility, based on historical volatility 152.75%, a risk-free interest rate of 0.49% and an expected life of 3 years.

In connection with the private placement completed on March 24, 2021, the Company issued 2,058,824 broker warrants exercisable within 36 months at a price of $0.425 per share. The warrants were assigned a fair value of $455,542 using the Black-Scholes option pricing model with the following assumptions: share price $0.285, dividend yield 0%, expected volatility, based on historical volatility 152.75%, a risk-free interest rate of 0.49% and an expected life of 3 years.

In connection with the private placement completed on January 15, 2021, the Company issued 9,933,735 warrants exercisable within 24 months at a price of $0.25 per share. The warrants were assigned a fair value of $842,368 using the Black-Scholes option pricing model with the following assumptions: share price $0.25, dividend yield 0%, expected volatility, based on historical volatility 173.47%, a risk-free interest rate of 0.15% and an expected life of 2 years.

The continuity of outstanding warrants the three months ended December 31, 2023 and the year ended September 30, 2023, is as follows:

		Weighted		Weighted
		average		average
	December 31,	exercise	September 30,	exercise
	2023	price	2023	price
Beginning balance	16,764,707	$0.40	26,698,442	$0.33
Expired	-	-	(9,933,735)	$0.10
Ending balance	16,764,707	$0.40	16,764,707	$0.40

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

The detail of outstanding warrants at December 31, 2023 and the year ended September 30, 2023:

	December 31,	September 30,	Exercise
Expiry Date	2023	2023	Price
March 24, 2024	14,705,883	14,705,883	$0.395
March 24, 2024	2,058,824	2,058,824	$0.425
	16,764,707	16,764,707

The weighted average life of the outstanding warrants as at December 31, 2023 is 0.23 years (September 30, 2023 - 0.48 years).

13. RELATED PARTY DISCLOSURES

The Company's related parties include its subsidiary, key management personnel and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the three months ended December 31, 2023, the Company paid $18,000 (2022 - $18,000) for consulting services provided by a director and officer of the Company. December 31, 2023, there is $nil (2022 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2023, the Company paid $22,500 (2022 - $15,000) for consulting services provided by an officer of the Company. At December 31, 2023 there is $nil (2022 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2023, the Company paid $30,000 (2022 - $30,000) for consulting services provided by an officer of the Company. At December 31, 2023, there is $30,000 (2022 - $30,000) of accounts payable to this related party.

During the three months ended December 31, 2023, the Company paid $18,000 (2022 - $18,000) for consulting services provided by a director and officer of the Company. At December 31, 2023, there is $nil of accounts payable to this related party (2022 - $nil).

During the three months ended December 31, 2023, the Company paid $nil (2022 - $5,000) for consulting services provided by a director of the Company. At December 31, 2023, there is $nil of accounts payable to this related party (2022 - $nil).

During the three months ended December 31, 2023, $1,025 (2022 - $35,190) was charged for legal services by a firm of which an officer of the Company is a partner. At December 31, 2023, there is $1,361 of accounts payable to this related party (2022 - $nil).

Key Management Compensation

Key management includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and directors of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

The compensation payable to current and former key management is shown below:

Three months ended December 31,	2023	2022
Consulting fees	$88,500	$81,000
Director fees	10,000	15,000
Stock-based compensation	38,076	141,806
	$136,576	$237,806

At December 31, 2023, included in accounts payable and accrued liabilities is $37,745 (2022 - $10,000) owed to related parties.

14. CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017 the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company's subsidiary KRBV for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment and the Company has filed a notice of objection to this assessment. Management believes that this issue will be resolved when the Netherlands tax authority has completed a review of all the facts. As a result, no provision has been made for this reassessment in these Interim Statements.

Disputed Claim for Unpaid Services - During the year ending September 30, 2021, the Company received a claim for unpaid services of 83,731 euros (the "Claim") from a Netherlands based company that had been engaged to provide administrative services to KRBV (the "Engagement"). The Engagement was terminated by the Company on July 29, 2020. The Company has accrued 50,000 euros ($73,980) for the Claim in these Interim Statements. The Company has not received any new information regarding the Claim in during the three months ended December 31, 2023 and believes that the lawsuit is unlikely to result in any liability to the Company.

15. FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

Recurring fair value measurements - December 31, 2023	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$7,795,533	$1,317,597
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	6,437,583	-
Cryptocurrencies pledged as collateral	$-	5,680,339	-
	$-	$19,913,455	$1,317,597

Recurring fair value measurements - September 30, 2023	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$5,120,897	$1,343,222
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	7,852,418	-
	$-	$18,653,654	$1,343,222

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the three months ended December 31, 2023 and the year ended September 30, 2023.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	December 31,	September 30,	December 31,	December 31,
	2023	2023	2023	2023
Investments	$1,317,597	$1,343,222	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at December 31, 2023 and noted that a 20% decrease would result in a $263,519 decrease in fair value.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

16. FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to capital restrictions other than described in note 11.

There were no changes in the Company's approach to capital management during the three months ended December 31, 2023.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Ethereum cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Cypherpunk is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Cypherpunk will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Cypherpunk performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at December 31, 2023, the Company holds $1,940,949 in cash and cash equivalents at high credit quality financial institutions (September 30, 2023 - $1,927,280). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

Interest Rate Risk

The Company has no exposure to interest rate risk since there are no outstanding debts or other payables subject to interest charges at the end of the reported periods.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at December 31, 2023, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $911,313 (September 30, 2023 - $646,412).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of December 31, 2023 is $1,703,453 (September 30, 2022 -

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CYPHERPUNK HOLDINGS INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three months ended December 31, 2023 and 2022

$1,669,621). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $170,345 (September 30, 2023 - $166,962).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2023, the Company had cash and cash equivalents balance of $1,940,949 (September 30, 2023 - $1,927,280) to settle accounts payable and accrued liabilities of $172,892 (September 30, 2023 - $226,476). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

17. INCOME TAX

As at September 30, 2023, the Company recognized a deferred tax asset of $nil (2022 - $201,518) in respect of Canadian non-capital loss carry forwards, leaving approximately $1,285,482 expiring between 2037 and 2040, and a net deferred tax liability of $633,145. The net deferred tax assets which originated during the year ended September 30, 2023 have also not been recognized in the Interim Statements.

18. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

19. SUBSEQUENT EVENTS

On February 20, 2024, the Company announced that it intends to commence a normal course issuer bid, under which it may purchase up to 7,603,359 common shares of the Company over a period of one year.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.